March 21, 2025

Christopher Fenimore
Executive Vice President, Finance and Chief Financial Officer
Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, NY 10591-6707

       Re: Regeneron Pharmaceuticals, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed February 5, 2025
           File No. 000-19034
Dear Christopher Fenimore:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Part II
Item 7. Management's Discussion and Analysis of Financial Condition and Results and
Results of Operations
Results of Operations, page 74

1. We note your disclosures on (i) page 36 regarding the impact of biosimilar competition on net product sales of EYLEA and/or EYLEA HD and (ii) pages 19 and
       41 regarding competition from Vabysmo. With reference to Item 303(b)(2)(ii) of
       Regulation S-K, please revise your Results of Operations disclosures in future filings to discuss trends or uncertainties resulting from competitor products and/or biosimilars that have had or could have a material impact on net product sales of
       EYLEA and/or EYLEA HD.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 21, 2025
Page 2

       Please contact Bonnie Baynes at 202-551-4924 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Richard Gluckselig